EXHIBIT 99.1

Golar LNG Limited: 2019 AGM Results Notification

Golar LNG Limited (the “Company”) advises that the 2019 Annual General Meeting of the Company was held on September 27, 2019 at 8:30 a.m. at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2018 were presented to the Meeting.

The following resolutions were passed:

1)   To re-elect Tor Olav Trøim as a Director of the Company.

2)   To re-elect Daniel Rabun as a Director of the Company.

3)   To re-elect Thorleif Egeli as a Director of the Company.

4)   To re-elect Carl Steen as a Director of the Company.

5)   To re-elect Niels G. Stolt-Nielsen as a Director of the Company.

6)   To re-elect Lori Wheeler Naess as a Director of the Company.

7)   To elect Georgina Sousa as a Director of the Company.

8)   To re-appoint Ernst & Young LLP of London, England as auditors and to authorise the Directors to determine their remuneration.

9)   To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$1,750,000 for the year ended December 31, 2019.

Hamilton, Bermuda
September 27, 2019